                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

         Pursuant to Section 12(b) or (g) of the Securities and Exchange
                                   Act of 1934




                              GLOBAL DATATEL, INC.
                    (Exact name of Registrant in its charter)



NEVADA                                                  87-0067813
(State of organization)             (I.R.S. Employer Identification No.)


3333 CONGRESS AVENUE, SUITE 404, DELRAY BEACH, FL.                         33445
(Address of principal executive offices)                      (zip code)


Registrant's Telephone Number, including area code:  (561) 276-8260


Securities to be registered pursuant to  Section 12(b) of the Act:  None

Securities to be registered pursuant to  Section 12(g) of the Act:  Common

               You should not rely on forward-looking statements in this registration statement. This registration statement contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify these forward-looking statements. This registration statement also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of the Internet, Internet advertising and online commerce markets and spending. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this registration statement. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons.



Item 1.  Business.

(A) DEVELOPMENT OF BUSINESS.

Global DataTel, Inc., was originally incorporated in the State of Utah in 1980, as LaPlate Oil and Mining, Inc., and changed its name to Gold Coast Resources, Inc. in 1982. The Company's state of incorporation was changed in December, 1996 to the State of Nevada. In December, 1998, the Company's name was changed to Global DataTel, Inc. and the existing officers and directors of the Company resigned, and new officers and directors were elected.

In 1998, a number of significant transactions took place. The Company, in September 1998, acquired International Computer Resources, Inc. ("ICR"), a Florida corporation, which does business as an IBM computer reseller, and Mantenimiento Electronico de Systemas, Ltd., ("MES"), a Colombian corporation, which does business as a computer integrator and service provider.

In November, 1998, Global acquired three additional Colombian corporations, Casa Informatica, S.A., ("CASA"), DLR & CIA, Ltda., ("DLR") and Microstar, Ltda., ("MICRO"). CASA, an IBM computer reseller, was acquired for $849,000.00 in cash and promissory note and 392,000 restricted shares of the Company's common stock valued at $1,960,000. DLR, an IBM computer reseller and system integrator, was acquired for a total consideration of $600,000, which was paid $300,000 in cash and promissory note and 60,000 restricted shares of the Company's common stock valued at $300,000. MICRO, also a IBM computer reseller and system integrator, was acquired for a total consideration of $500,000, which was paid $150,000 in cash and promissory note and 70,000 restricted shares of the Company's common stock valued at $350,000.


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
Global now has three wholly owned or controlled operating subsidiaries:

               Global DataTel de Colombia, S.A. (GDC), a Colombian Corp., a subsidiary consisting of four acquired companies in Colombia, MES, CASA, DLR and MICRO. These companies are involved in the computer system integration business. Global owns 94.9% of the capital stock of GDC, with 100% of the voting rights. Under Colombian law, a foreign corporation cannot own more than 94.9% of a Colombian corporation.

               On Line Latin America, S.A., (OLA), a Colombian Corp., is in the internet service business. Global owns 94.9% of the capital stock of OLA, with 100% of the voting rights.

               eHOLA.com, Inc, (eHOLA), a Nevada Corp., (formerly Electronic Latin America On-Line, Inc.), a wholly owned subsidiary, is in the internet service business.

The operations of International Computer Resources, Inc. ("ICR") are now conducted under Global DataTel, Inc., and form the North American component of the Information Systems Division.

On December 14, 1998, the Company sold its interest in a subsidiary, The Travel Agent's Hotel Guide, Inc., a Nevada corporation, to Ameriresources Technologies, Inc. in consideration for a convertible debenture in the face amount of $3,350,000, bearing interest at the rate of seven (7%) percent per annum and convertible in three years into common stock of Ameriresources.


(B) FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS.

Global DataTel de Colombia, the South American component of our Information Systems Division, presently accounts for approximately 95% of the Company's revenues and profits, and the North American component of our Information Systems Division presently accounts for approximately 5% of the Company's revenues and profits. Our On Line Services Division presently does not have revenues.


(C) NARRATIVE DESCRIPTION OF BUSINESS.

Global DataTel de Colombia, (GDC) is the largest operating subsidiary of Global, with over 95% of its revenues and profits. This subsidiary is the South American component of our Information Systems Division. GDC is a midrange to large system integration computer solution provider. In Colombia, GDC is authorized by various leading high tech companies as a reseller. GDC represents such firms as IBM Corp., Compaq Computer, Microsoft, and Lotus. The primary focus is to provide presale consulting to Colombia's largest national, government, and international companies, to

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determine the best solution to their particular information system requirements.
Based upon this analysis, GDC can provide clients with a fully integrated solution which may include hardware, software and services from various sources.

The Information Systems Division's main business is to provide system consulting, resale of new micro, mini, or mainframe hardware, as well as software and complementary contract services as needed. These services may include help desk, contract programming, training, and hardware/software maintenance contracts. Sale of new hardware typically may include wintel based micro computers such as IBM desktops, IBM AS/400-RS/6000 mini computers, and IBM S/390 mainframes. Software products may include Microsoft, Lotus, JBA, and several other complimentary application software programs as may be deemed necessary in order to provide satisfactory results. Services include various supplemental after sale products such as executive training, employee implementation, and long term contractual maintenance agreements. The division operates across a broad horizontal marketplace and is not limited to any single vertical market.

On Line Latin America, S.A., and eHOLA.com operate under our On Line Services Division. This division's main business is to provide dial-up internet access in the USA, Central, and South America, which is marketed under the eHOLA.com name. On line operations commenced April 22, 1999, and are considered to be in the testing phase. The division is marketed to both consumers and businesses in each of the geographic locations in which it provides internet access. We have only recently commenced advertising on our portal, and at present revenues are negligible from subscriptions and advertising.

We presently offer internet access in the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, El Salvador, Equador, Guatemala, Mexico, Paraguay, Peru, U.S.A. and Venezuela. We are in testing phase, and are actively seeking subscribers.

eHOLA.com offers, for one basic yearly subscription price per country, unlimited internet access in the countries listed above, the service also includes the world wide web multilingual portal www.ehola.com. The service also includes free e-mail and Microsoft Internet Explorer browser.

The eHOLA network is organized around 14 content specific channels. eHOLA.com is a single point of entry to the eHOLA network of sites and is updated daily to promote content and community, including channel highlights. We currently have approximately 10 employees responsible for the content of our channels.





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(D) FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC OPERATIONS AND EXPORT
SALES.

Global DataTel de Colombia, the South American component of our Information Systems Division, presently accounts for approximately 95% of the Company's sales, and the North American component of our Information Systems Division presently accounts for approximately 5% of sales.


Item 2.  Financial Information.

SELECTED CONSOLIDATED FINANCIAL DATA

               The following selected financial data should be read in conjunction with "Management's Discussion and Analysis" and the financial statements appearing elsewhere in this prospectus. The statement of operations data set forth below for the nine months ended December 31, 1997 and the year ended December 31, 1998, and the balance sheet data at December 31, 1997 and 1998 are derived from our audited financial statements included elsewhere herein. The historical results are not necessarily indicative of results to be expected for any future period.



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
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    FOR THE YEAR ENDED DECEMBER 31, 1998 AND
                     THE NINE MONTHS ENDED DECEMBER 31, 1997


                                                        1998               1997
Net Sales                                           $ 1,937,578        $    14,973
Costs of goods sold                                   1,032,350                 --
    Gross profit                                 -----------------  -----------------
                                                        905,228             14,973
                                                    -----------        -----------



Selling, general, and administrative expenses           731,860            188,376
Payroll and related expenses                          1,450,160                 --
Interest expense                                         45,047                 --
Other (income) expense                                 (141,140)         1,908,263
                                                    -----------        -----------
    Total expenses                                    2,085,927          2,096,639
                                                    -----------        -----------
Loss before provision for income taxes               (1,180,699)        (2,081,666)
                                                    -----------        -----------
Provision for income taxes                              503,725                 --
Loss from continuing operations
 before extraordinary items                          (1,684,424)        (2,081,666)
                                                    -----------        -----------

Discontinued operations:
    Loss from operations from subsidiary sold          (629,473)                --
    Gain on sale of subsidiary                        1,999,813                 --
Income from extraordinary items                       1,370,340                 --

Net Loss                                               (314,084)        (2,081,666)
Other comprehensive income:
  Foreign currency translation                           18,569                 --
                                                    -----------        -----------


Comprehensive Loss                                  $  (295,515)       $(2,081,666)
                                                    ===========        ===========


Comprehensive loss per share
   Loss per share from continuing operations        $     (0.22)       $     (0.82)
   Income per share from extraordinary items               0.18                 --
                                                    -----------        -----------


   Net loss per share                               $     (0.04)       $     (0.82)
                                                    ===========        ===========

Weighted average shares outstanding                   7,586,815          2,533,238

                           CONSOLIDATED BALANCE SHEETS
                        FOR THE YEARS ENDED DECEMBER 31,

                                           ASSETS

                                                               1998                1997
Current Assets:
   Cash                                                    $    101,743        $         --
 Accounts receivable, net of allowance
 for doubtful accounts of $389,880                            2,720,363                  --
 Due from Stockbrokers                                          572,040                  --
 Inventories                                                  1,152,746                  --
 Other current assets                                           117,292             134,649
                                                           ------------        ------------
     Total current assets                                     4,664,184             134,649
                                                           ------------        ------------


Property, Plant, and Equipment, net                             479,970               7,331

Other Assets:
  Goodwill, net                                              10,918,780                  --
  Convertible debenture                                       3,350,000                  --
  Other assets -                                                923,082           2,427,495
                                                           ------------        ------------
    Total other assets                                       15,191,862           2,427,495
                                                           ------------        ------------

         Total Assets                                      $ 20,336,016        $  2,569,475
                                                           ============        ============


                            LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts payable                                         $  2,597,599        $     27,101
  Short term borrowings, banks                                1,175,146                  --
  Deferred revenues                                             409,081                  --
  Other accrued liabilities                                     751,026               8,992
  Notes payable to shareholders                               1,021,667                  --
                                                           ------------        ------------
      Total current liabilities                               5,954,519              36,093
                                                           ------------        ------------

Mortgage Payable - Bank                                          97,159             104,533

Deferred Barter Credits                                              --             123,900

Stockholders' Equity:

   Common stock, 50,000,000 shares authorized
   $.001 par value, 9,180,123 & 7,162 shared issued
   and outstanding as of December 31, 1998 and 1997
   respectively                                                   9,180                   7

Preferred stock 25,000,000 shares authorized
   par value $.001,105,000 and 450,000 shares issued
   as of respectively                                               105               4,500
Paid in Capital                                              17,781,557           5,821,448
Accumulated deficit                                          (3,835,090)         (3,521,006)
Foreign currency translation adjustment                         328,586                  --
    Total Stockholders' Equity                               14,284,338           2,304,949
                                                           ------------        ------------

    Total Liabilities and Stockholders' Equity             $ 20,336,016        $  2,569,475
                                                           ============        ============


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
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION AND ANALYSIS RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" (Item 2), "Selected Quarterly Financial Data" (Item 13) and the Consolidated Financial Statements and Notes thereto appearing elsewhere herein.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. SUCH FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS REGARDING FUTURE EVENTS AND OUR PLANS AND EXPECTATIONS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN.

OVERVIEW

                                   The Company

The Company, Global DataTel, Inc. ("GDIS" or the "Company") is an international information system integrator (ISI) of midrange computer products, networking products, software and services. Global operates in two countries, the USA and Colombia. Products sold by the Company are manufactured by approximately 5 vendors including IBM, Hewlett-Packard, Compaq, Microsoft, Lotus, and JBA Intl. The Company recently was selected by IBM to be one of a limited number of Tier 1 Solution Providers in Latin America offering the complete IBM microcomputer and Minicomputer product lines. The Company is an information system integration
(ISI) company, as opposed to a wholesale distributor, and represents vendors within system integration projects in the largest national and multi-national companies in Latin America. The Company believes the information system integration industry is consolidating as access to financial resources and economies of scale become more critical and as certain vendors limit the number of authorized distributors and resellers of their respective products. The Company's pan-regional presence strategically positions the Company to take advantage of the consolidation trend in the information system integration industry and increase its market share in Latin America. The majority portion of the Company's sales are in the emerging market of South America, a region which the Company believes is underserved relative to the entire industry and offer substantial growth opportunities. International Data Corp. (IDC) projects personal computer sales in South America (including Mexico and Central America) will grow from $6.5 billion in 1998 to $7.8 billion in 1999, representing a compound annual growth rate of 22.2%. This compares favorably to a 9.6% compound annual growth rate projected by IDC for PC sales in the United States over the same period. Global operates under a centralized structure. The corporation delegates to country managers familiar with the customs and needs of a particular country the authority to make daily operational decisions including those necessary to satisfy the

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particular demands of their market. The Company believes that its business model of a focused medium to large information system integration projects provides operating advantages. The company also operates an internet access service available in 13 countries in North, Central, and South America. The service is operated under the "eHOLA.com" brandname, and includes a multi-lingual world wide web site www.ehola.com that is available on the internet. The company was formed as a wholly owned subsidiary in December of 1998. In or about May 1999, the service went into testing as an internet portal service(IPS). Although still in testing stage, we are actively signing up subscribers and are expected to generate revenues in future.

The Company's objective is to strengthen its position as an information system integrator of micro and mini computer products and services in Latin America. In order to achieve this objective, Global intends to continue to implement the following strategies:

               OPERATE A FOCUSED PAN-REGIONAL MODEL. The Company's strategy is to be a focused information system integrator by concentrating on a limited number of products and services from a select group of high quality branded vendors in each major product and service category. Additionally, the Company seeks to be a significant integrator for each of its vendors and establish a partnering relationship with them. For example, the Company believes that it is one of the largest ISIs of IBM midrange products in Colombia. The Company believes this focused strategy enables it to respond more quickly to customer requests and gives it greater availability of products, enhanced access to new products and better pricing. The Company believes this strategy also enables it to develop greater expertise in the sale and servicing of the products of these vendors. The Company believes that its focused integration model also results in more effective asset management. Generally, products from leading vendors are in greater demand, resulting in higher inventory turns and lower working capital requirements.

               FURTHER DEVELOP AND PENETRATE INTERNATIONAL MARKETS. The Company has focused its activities on the emerging market of South America, a region which it believes is underserved with respect to the distribution of micro / mini and mainframe computer products and services and therefore provide significant growth opportunities. The Company believes that the markets in South America are complex due to the diversity of language, regulatory, technical and other factors and provide increased opportunities for Global to add value to its relationships with its vendors and customers because of the presence of its knowledgeable local management.

               GROW THROUGH ACQUISITIONS. A major portion of the Company's growth is attributable to acquisitions and the Company intends to continue its practice of making targeted purchases of high quality

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ISIs in selected markets in the future. The Company typically structures an acquisition with an earnout component payable in shares of Common Stock one year subsequent to the acquisition and based on the performance of the acquired company. These local distributors generally are attracted to combining with Global in order to gain personal financial liquidity, access to key product lines provided by Global and enhanced vendor credit facilities. Over the past year, the Company has acquired 3 companies. The Company seeks acquisition candidates that have strong entrepreneurial management teams and experience in the local market and that could benefit from the synergies arising out of the Company's superior product line. After an acquisition, the new Global subsidiary adopts the policies and financial reporting procedures of the Company this new business unit is directly controlled by our corporate headquarters, consistent with the Company's centralized structure. The Company believes its acquisition strategy is advantageous to its vendors because, through their relationship with Global, vendors gain entry into new clients with a pan-regional company. For the three months ended March 31, 1999 compared to the three months ended March 31, 1998, the Company's net sales increased to $6.5 million from $5.1 million and operating earnings increased to $620,000 from $410,000. On a pro forma basis, assuming all 1998 acquisitions were made on January 1, 1998, the Company's 1998 net sales and operating earnings would have been $22.3 million and $480,000. See "Selected Consolidated Financial Data".


LIQUIDITY AND CAPITAL RESOURCES

We have required substantial capital to finance accounts receivable, inventories, capital expenditures and acquisitions. In the past, we have financed these requirements primarily through internally generated cash from operations and bank borrowings.

Product purchases from IBM are charged directly to the credit line.

Operating activities for 1998 provided cash in the amount of $101,000. For this period, cash was provided primarily as a result of increases in accounts payable of $2.5 million, partially offset by an increase in accounts receivable of $3.6 million.

Investing activities for 1998 used cash in the amount of $301,000. For this period, cash was used for the purchase of CASA, DLR and Microstar and the eHOLA.com development exceeding $1.5 million, continuing leasehold and computer hardware and software investments made at the headquarters, sales office and warehouse and integration center sites.


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
Cash provided by financing activities for 1998 was $574,000,consisting of a sale of common stock.

We believe we have sufficient funds, or alternate sources of funds, to carry on our business as presently conducted through 1999.


YEAR 2000 COMPLIANCE ISSUES

GENERAL

We are in the process of conducting a Year 2000 compliance audit and developing and implementing a company-wide Year 2000 Compliance Project (the "Project"). The Project addresses a broad range of issues affecting us as a result of the programming code in existing computer, and computer related, systems as the year 2000 approaches. The Year 2000 problem is complex, as many computer systems will be affected in some way by the rollover of the two-digit year value to 00. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Year 2000 issue creates risks for us from problems in our own computer and embedded systems and from third parties with whom we deal on financial and other transactions. Failure of our and/or third parties' computer systems could have a material adverse impact on our ability to conduct our business. The Project is being headed up by our Vice President of Information Technology, who reports directly to the Chief Financial Officer.

INTERNAL SYSTEMS

Our business software system includes an enterprise-wide solution which was upgraded to the most recent version in fiscal 1998. This system handles our most critical functions, including, finance, inventory control, warehousing, shipping and receiving, logistics, purchasing, sales and order taking. Over the last six months, our business software system was upgraded to a more current version, which we believe to be Year 2000 compliant. Certain of our offices are not yet fully integrated into our enterprise-wide business software system. It is expected that our offices in Colombia will be integrated over the next three months. Since our most critical functions are run on the enterprise-wide business software system, any Year 2000 problems at the hardware or software level could have a material adverse effect on us. If the system failed to work on January 1, 2000 it could prevent us from controlling our inventory, taking orders, buying inventory and billing our customers. We are inventorying and analyzing our remaining centralized computer and embedded systems, as well as our WAN Data services, WAN hardware, networking equipment, voice-mail equipment and access and alarm systems, to identify any potential Year 2000 issues and we will

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take appropriate corrective action based on the results of such analysis. We currently expect to substantially complete remediation and validation of our internal systems, as well as to develop contingency plans, by mid-1999.

THIRD PARTY SUPPLIERS AND VENDORS

We are currently in the process of developing a plan for contacting our critical suppliers, manufacturers, distributors and other vendors to determine if their operations and the projects and services that they provide to us are Year 2000 compliant. Our largest supplier of product is IBM, with approximately 60% of our revenue derived from sales of IBM products. As a result, we will devote substantial effort in dealing with IBM in addressing any potential Year 2000 problems supplied by IBM. Absent written assurances of Year 2000 compliance by such third parties, we will assume that such third parties will not be Year 2000 compliant and we will attempt to reduce our risks with respect to the failure of such third parties to be Year 2000 compliant by developing contingency plans.

However, there can be no assurance that in all instances contingency plans can be adopted or that they will adequately serve the needs of our customers and other constituents.

PRODUCTS

Because we are a distributor of mid-range computers, software and peripheral products, the Year 2000 issue is likely to have a substantial affect on the products that we sell. We will deal directly with the manufacturers of our products to determine whether such products are Year 2000 compliant. As a distributor, we will not make representations and warranties to our customers regarding Year 2000 compliance of the products we sell. Rather, we assign to our customers the manufacturer's warranties. However, if there are year 2000 compliance issues it could increase our risk of product returns, increased inventory and/or reduced sales. While we believe that our largest line of products, IBM AS/400 and RS/6000 mid-range servers, are Year 2000 compliant, there can be no assurance that the other products we distribute do not contain undetected errors or defects associated with Year 2000 that may result in material costs to us. Should the IBM AS/400 or RS/6000 mid-range servers fail to be Year 2000 compliant or should IBM be unable to supply product because of Year 2000 issues, the effect on our results of operations, liquidity and financial condition would be severe.




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
YEAR 2000 COSTS

The total cost associated with the Year 2000 audit and required modifications to become Year 2000 compliant is not expected to be material to our financial position based on preliminary assessments resulting from the early phases of the Project. The estimated total cost of the Project is approximately $100,000, $50,000 of which has already been spent to upgrade some non-Year 2000 compliant software and systems. It is possible that as we continue our audit and detect problems that are not currently known to us, additional costs may be incurred, which could be substantial.

The failure to correct a material Year 2000 problem could result in an interruption in, or failure of, our normal business activities or operations. Such failures could materially and adversely affect our results of operations, liquidity and financial condition. Due to the inherent uncertainty in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party suppliers and customers, we are unable to determine at this time whether the consequences of the Year 2000 failures will have a material impact on our results of operations, liquidity or financial condition.

BACKLOG

Although we receive purchase orders for products to be delivered to customers over a specified time period, there can be no assurance that such orders will result in sales, as most orders are subject to revision or cancellation without penalty. Consequently, we do not believe that backlog is a meaningful indicator of sales for future periods.

RECENT PRONOUNCEMENTS

In March 1998, the Accounting Standards Executive Committee, or AcSEC, released Statement of Position 98-1, or SOP 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. SOP 98-1 requires companies to capitalize certain costs of computer software developed or obtained for internal use, provided that those costs are not research and development. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. We are evaluating the requirements of SOP 98-1 and the effects, if any, on our current policies on accounting for software costs.






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
Item 3.  Properties.

The Company presently maintains the following facilities:

Information Systems Division - North America

               (a) Warehouse and sales office totaling approximately 2,500 sq. ft. and an office suite totaling approximately 2,000 sq. ft. in Delray Beach, Florida, which is leased through the year 2001. The amount of rent is $37,200.00. The building is a commercial technical center with approximately 5 individual companies located directly adjacent.

Information Systems Division - South America

               Bogota, Colombia- One sales office totaling 6,000 sq. ft., which is leased through May, 2000. The annual rent is $69,600.00.

               One service office totalling 4,000 sq. ft., which is leased through April, 2001. The annual rent is $19,200.00; and

               One administration building totalling 5,000 sq. ft., which is a standalone structure that is 75% utilized and has enough room for expected growth. This building is owned by the Company without major encumbrances other than a first mortgage.

               Cali, Colombia- One sales/technical office totalling 1200 sq. ft., which leased through January, 2000. The annual rent is $10,200.00.

               Medillen, Colombia- One sales/technical office totalling sq. ft., which is leased through December, 1999. The annual rent is $6,600.00.

               Barranquilla, Colombia- One sales/technical office totalling 2,500 sq. ft., which is leased through August, 2000. The annual rent is $19,200.00.

               We are considering relocating to a central facility in Bogota, Colombia in early 2000, which would replace the two rental offices there.

On Line Services Division - North America

               The On Line Services Division shares the Information Systems Division offices.

On Line Services Division - South America

               One administrative/sales/technical office of 5,000 sq. ft. in Barranquilla, Colombia, which is leased through January, 2001. The annual rent is $43,200.00.

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
Our present annual lease obligations for 1999 totals approximately $205,000.00. Renewable leases provide for rental increases of 5%-10%.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information regarding the beneficial ownership, as defined in applicable regulations, of our common stock as of June 30, 1999 by the following individuals or groups: each person or entity who is known by our to own beneficially more than 5% of our outstanding stock; each of the Named Executive Officers; each director of Global; and, all directors and executive officers as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of common stock held by them.

Applicable percentage ownership in the following table is based on 22,495,623 shares of common stock outstanding as of June 30, 1999, after giving effect to the conversion of Class A Preferred into 13,000,000 shares.

Name/Address                                      No. of Shares      Percentage
Owner                                  Class    Beneficially Owned    of Class
-----                                  -----    ------------------    --------
Richard Baker                          Common       5,779,143              25.7%

AVG Family Trust                       Common       4,792,928              21.0%

Gerald D'Ambrosio                      Common          10,000       less than 1%

Rafael Delgado                         Common          44,000       less than 1%

Mario Habib                            Common          80,000       less than 1%

Antonio Serrato                        Common         175,000       less than 1%


These tables do not give effect to the potential exercise of option standard to certain members of management (see Item 5), nor to the options granted to a consultant, Steven Spitz, CPA, in April, 1999, in partial payment of services rendered, to acquire 250,000 shares of common stock at an exercise price of $5.75 per share.


Item 5.  Directors and Executive Officers.

The following table sets forth certain information with respect to our executive officers and directors as of June 1, 1999.

           Name                         Age        Position Held
           ----                         ---        -------------
Richard Baker                            41        President, CEO, Director
Antonio Serrato                          65        Vice-President, COO, Director
Rafael Tovar                             50        CFO
Gerald D'Ambrosio                        50        Secretary
Jerre Daye                               50        Director


GLOBAL DATATEL DE COLOMBIA
Rafael Delgado                           50        President

ON LINE LATIN AMERICA, S.A
AND eHOLA.com, INC.
Mario Habib                              42        President


RICHARD BAKER, PRESIDENT, CEO, CHAIRMAN OF THE BOARD OF DIRECTORS. Mr. Baker has been President, CEO and Chairman of the Board of Directors of Global since December, 1998. Mr. Baker founded International Computer Resources, Inc. ("ICR"), a U.S. IBM Business Partner specializing in the IBM AS/400 and RS/6000 mid-range platforms, and now a wholly owned subsidiary of Global. Mr. Baker was also an owner of Mantenimiento Electronic de Systemas, Ltd. ("MES"), now also a subsidiary of Global. Mr. Baker has approximately 10 years experience in Latin America business operations. Mr. Baker attended Palm Beach Community College from 1985 to 1987.

ANTONIO SERRATO, VICE-PRESIDENT, COO. Mr. Serrato has been Vice-President and COO of Global since December 14, 1998. Prior to that time, and since 1993, Mr. Serrato was General Manager of MES, now a wholly owned subsidiary of Global. Prior to his employment with MES, Mr. Serrato was an IBM World Trade vice president, with responsibility over an extensive sales force. Mr. Serrato has extensive experience in Latin America computer sales and management. Mr. Serrato received an engineering degree from the National University, Bogota, Columbia in 1959.

RAFAEL TOVAR, CFO - Mr. Tovar, who is a certified public accountant, has been CFO of Global since December, 1998.

GERALD D'AMBROSIO, SECRETARY - Mr. D'Ambrosio, a licensed attorney, has been Secretary of Global since December 14, 1998. Mr. D'Ambrosio, who has practiced law since 1980, presently maintains his own law practice in Boca Raton, Florida. He received a bachelor's degree from Bowling Green State University in 1981, and a law degree from Ohio Northern University in 1965.

JERRE DAYE, DIRECTOR - Mr. Daye has been Director of Global since December,
1998.

SUBSIDIARIES: OFFICERS

GLOBAL DATATEL DE COLOMBIA

RAFAEL DELGADO, PRESIDENT - Mr. Delgado has been President of Global DataTel De Colombia, S.A., ("GDC"), a subsidiary of Global, since December, 1998. Prior to that, Mr. Delgado was the founder of Casa Informatica, an IBM Business partner in Colombia, which was acquired by Global. Mr. Delgado has extensive experience in computer sales and management.

ON LINE LATIN AMERICA, S.A. AND EHOLA.COM, INC.

MARIO HABIB, PRESIDENT - Mr. Habib has been President of OnLine Latin America, S.A. ("OLA") and eHOLA.com, Inc. ("eHOLA"), wholly owned subsidiaries of Global, since December, 1998. From 1979 to 1998 Mr. Habib was the General Manager of Yidi Industries, a manufacturing concern. Mr. Habib received a bachelor's degree in mechanical engineering from Purdue University in 1979.

Item 6.  Executive Compensation.

SUMMARY COMPENSATION TABLE

The table below summarizes the compensation earned for services rendered to Global in all capacities for the fiscal years ended December 31, 1997 and December 31, 1998, by each person serving as Global's Executive Officers in the fiscal year ended December 31, 1998.

                                                                           Long-Term
                                                                          Compensation
                                                                          ------------
                                                                             Awards
                                                                          ------------
                                                     Annual                Securities
                                                  Compensation             Underlying
                                          ---------------------------     Options/SARs
Name                            Year      Salary($)          Bonus($)         (#)
----                            ----      ---------          --------
Richard Baker                    98       $ 75,000              0              0
President & CEO                  97       $ 75,000              0              0
                                 96       $ 75,000              0              0

Antonio Serrato                  98       $ 75,000              0              0
Vice-President,                  97       $ 80,000              0              0
COO                              96       $ 75,000              0              0

Rafael Delgado                   98       $105,000              0              0
President of                     97       $ 90,000              0              0
GDC                              96       $ 60,000              0              0

Mario Habib                      98       $135,000              0              0
President of OLA                 97              0              0              0
and eHOLA                        96              0              0              0

The above table reflects annual salaries for positions held in 1996, 1997 and 1998 with what are now our subsidiaries.

As of June 1, 1999, we have entered into employment agreements with the following executive officers and key personnel:

               RICHARD BAKER: A 3 year employment agreement as the President and CEO of Global DataTel, Inc. with a base salary of $200,000 per year, discretionary bonuses and reimbursement of business expenses, and life insurance with a death benefit of $1,000,000.

               ANTONIO SERRATO: A 3 year employment agreement as Vice President and COO of Global DataTel, Inc. with a base salary of $150,000 per year, discretionary bonuses and reimbursement of business expenses, and life insurance with a death benefit of $100,000.

               RAFAEL DELGADO: A 3 year employment agreement as the President of Global DataTel de Colombia, with a base salary of $80,000 per year, discretionary bonuses and reimbursement of business expenses, and life insurance with a death benefit of $100,000.

               MARIO HABIB: A 3 year employment agreement as the President of eHOLA.com and On Line Latin America, S.A., with a base salary of $180,000 per year, discretionary bonuses and reimbursement of business expenses, and life insurance with a death benefit of $100,000.

The employment agreements discussed above contained grants of the following options to purchase common stock:

               RICHARD BAKER                350,000  options @ $ 7.12 each
               ANTONIO SERRATO              200,000  options @ $ 7.12 each
               RAFAEL DELGADO               100,000  options @ $ 7.12 each
               MARIO HABIB                  350,000  options @ $ 7.12 each


The Company also has employment agreements with the following individuals:

               ANTONIO HABIB: A 3 year employment agreement as the Regional Sales Manager of Global DataTel de Colombia, at an annual salary of $60,000 per year, discretionary bonuses and reimbursement of business expenses, and life insurance with a death benefit of $100,000.

               CARLOS MEJIA: A 3 year employment agreement as the General Manager of Global DataTel de Colombia, at an salary of $65,000 per year, discretionary bonuses and reimbursement of business expenses, and life insurance with a death benefit of $100,000.

               DANIEL LOPEZ: A 3 year employment agreement as Sales Manager of Global DataTel de Colombia, with a base salary of $60,000 per year, discretionary bonuses and reimbursement of business expenses, and life insurance with a death benefit of $100,000.

The employment agreements for these individuals also grant the following options:


               CARLOS MEJIA                25,000  options @ $7.12 each
               DANIEL LOPEZ                15,000  options @ $7.12 each
               ANTONIO HABIB               15,000  options @ $7.12 each

Each of the above have also executed confidentiality, non-solicitation and non-competition agreements, which restrict the individual's activities for one year after they cease working for us.

The Company's directors currently serve without compensation.


Item 7.  Certain Relationships and Related Transactions.

On September 30, 1998, the Company purchased 100% of the shares of International Computer Resources, Inc. ("ICR") and Mantenimiento Electronico de Systemas, Ltd. ("MES"). ICR was formerly owned 33.3% by Richard Baker, Global's President, CEO and Chairman of the Board, 33.3% by Dolphin Waves, Inc. and 33.3% by AVG Family Trust. The consideration paid by Global to the former ICR shareholders, consisted of 4,243,843 restricted shares of Global Common Stock, and 105,000 shares of Global Convertible Preferred Stock. MES was formerly owned 51% by Mr. Baker and 49% by Antonio Serrato. The consideration paid by Global to the former MES shareholders consisted of 357,153 restricted shares of Global Common Stock. (See "Consolidated Financial Statements" and Notes thereto) eHOLA.com, Inc., previously owned by Mr. Baker, was also acquired by Global. In addition to the shares of the company's common stock and preferred stock received by Mr. Baker, he has the right to vote all of the other issued shares of the company's Series A Convertible Preferred Stock.

In November, 1998, Casa Informatica, S.A., ("CASA") was acquired from Rafael Delgado, President of our subsidiary, Global DataTel De Colombia, S.A., for a total consideration of $2,800,000, which was paid $840,000 in cash and restricted Global common stock valued at $1,960,000.

In November, 1998, D.L.R. y Cia, Ltd., ("DLR") was acquired from Daniel Lopez, Sales Manager of Global DataTel de Colombia, for a total consideration of $600,000, which was paid $300,000 in cash and restricted Global common stock valued at $300,000.

In November, 1998, Microstar, Ltd., ("MICRO"), was acquired from Mario Habib, the President of eHOLA.com and On Line Latin America, S.A. and Antonio Habib, the Regional Sales Manager of Global DataTel de Colombia, for a total consideration of $500,000, which was paid $150,000 in cash and restricted Global common stock valued at $350,000.

During Global's last fiscal year, and prior to change of control to present management, the Company issued 1,198,500 shares of the Company's common stock to certain former officers, directors and shareholders. Also, during the same period, the Company issued 3,500,000 shares of the Company's Common Stock to a former officer, director and principal shareholder of the Company, for his minority interest in Travel Agent's Hotel Guide, Inc., a former subsidiary of the Company. (See "Consolidated Financial Statements" and Notes thereto).

On February 5, 1999, Global sold 100,000 restricted shares of its Common Stock to AJL Investments, Inc., for $3.00, per share. AJL Investments was at that time a 5% shareholder of the Company.

In 1997, the Company engaged in various transactions wherein common and preferred stock were issued; the preferred stock transactions were reversed in 1998 and the common stock transactions were partially reversed. (See "Consolidated Financial Statements" and Notes thereto)


Item 8.  Legal Proceedings.

The Company has been threatened with litigation in connection with the reissuance of a stock certificate for approximately 400,000 shares. No action has been instituted. The Company believes that in the event litigation were instituted, that it has meritorious defenses to such action.


Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Our common stock has had a limited market in the Over-The-Counter Bulletin Board (OTC-BB), under the Symbols "GCRI" and "GDIS". the following is a summary of the high and low bid for each quarter (with the volume traded in that quarter) since commencement of trading in February, 1997:

QUARTER ENDING:                        HIGH/ASK                      LOW/BID
 3/31/97                                11                           7 1/2
 6/30/97                                10 1/2                       8
 9/30/97                                 6                             3/4
12/31/97                                 5 3/8                       3 1/4
 3/31/98                                 3 3/8                       2
 6/30/98                                 2 7/8                       1 1/4
 9/30/98                                 6 3/4                         1/16
12/31/98                                12 1/8                       4
 3/31/99                                13 1/4                       5 13/16

Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

The Company has never declared or paid any dividends on its common stock and does not anticipate paying any dividends on its common stock in the foreseeable future.


Item 10.  Recent Sales of Unregistered Securities.

In August, 1998, the Company, then known as Gold Coast Resources, Inc., issued 2,870,000 shares of common stock for cash at $0.10 per share pursuant to Rule 504 of Regulation D.

On February 5, 1999, the Company sold 100,000 restricted shares of its Common Stock to AJL Investments, Inc., for $3.00, per share, pursuant to Rule 504 of Regulation D.

In March, 1999, the Company entered into a subscription agreement for the sale of 43,750 restricted shares at $8.00 per share for the total consideration of $350,000.

Each purchaser of the securities described above has represented that he/she/it understands that the securities acquired may not be sold or otherwise transferred absent registration under the Securities Act or the availability of an exemption from the registration requirements of the Securities Act, and each certificate evidencing the securities owned by each purchaser bears or will bear upon issuance a legend to that effect.


Item 11.  Description of Registrant's Securities to be Registered.

Our Certificate of Incorporation authorizes 50,000,000 shares of $0.001 par value common stock. As of June 30, 1999, there were issued and outstanding 22,495,623 shares of common stock, after giving effect to the conversion of Class A Preferred into 13,000,000 shares.

The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50 percent of the shares have the ability to elect the directors. The holders of common stock are entitled to receive dividends when, as, and if declared by the Board of Directors out of funds legally available therefor. The Company has not, however, previously paid any cash dividends and does not anticipate paying any cash dividends in the foreseeable future. In the event of liquidation, dissolution or winding up of the Company the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are, when issued, fully paid and nonassessable.

The Company's Transfer Agent is Signature Stock Transfer, Inc., 14675 Midway Road, Suite 221, Dallas, TX 75244.


Item 12. Indemnification of Officers and Directors.

The Company's Bylaws do not contain a provision entitling any director or executive officer to indemnification against liability under the Securities Act of 1933 (the "33 Act"). Sections 78.751 et seq. of the Nevada Revised Statutes allow a company to indemnify its officers, directors, employees, and agents from any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, except under certain circumstances. Indemnification may only occur if a determination has been made that the officer, director, employee, or agent acted in good faith and in a manner which such person believed to be in the best interests of the company. A determination may be made by the shareholders; by a majority of the directors who were not parties to the action, suit or proceeding confirmed by opinion of independent legal counsel; or by opinion of independent legal counsel in the event a quorum of directors who were not a party to such action, suit or proceeding does not exist. Provided the terms and conditions of these provisions under Nevada law are met, officers, directors, employees and agents of the Company may be indemnified against any cost, loss, or expense arising out of any liability under the '33 Act. Insofar as indemnification for liabilities arising under the '33 Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification for violations of the '33 Act is against public policy and is, therefore, unenforceable.

Item 13.  Financial Statements and Supplementary Data.

SELECTED QUARTERLY FINANCIAL DATA

Our quarterly statement of operations data set forth below is derived from our unaudited quarterly financial statements. In our opinion, these unaudited financial statements have been prepared on the same basis as our audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position for these periods. The historical results are not necessarily indicative of results to be expected for any future period.

                         GLOBAL DATATEL AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                    UNAUDITED

                                                            AS OF MARCH 31,

                                                       1999                1998
ASSETS
Current Assets:
Cash and Cash Equivalents                          $    189,154        $   (126,376)
Marketable and Equity Securities                             --               1,000
Trade Accounts Receivable                             4,947,355           2,419,347
Inventories, Net                                      1,375,633           1,602,632
Due from Parent and Affiliates
Prepaid Expenses and Other Current Assets               886,829             724,593
                                                   ------------        ------------
 TOTAL CURRENT ASSETS                                 7,398,971           4,621,196


Property and Equipment, Net                             511,054             603,238
Goodwill                                             10,918,780
Investment in Unconsolidated Subsidiary
Accounts Receivable Stockholders & Employees             17,918              46,430
Deferred Charges & Other Assets                       5,520,351           3,719,588
                                                   ------------        ------------
  TOTAL ASSETS                                     $ 24,367,074        $  8,990,452
                                                   ============        ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Short Term Borrowings, Banks                            249,548             202,170
Accounts Payable                                      4,699,792           3,462,404
Accrued Expenses & Other Current Liabilities            195,337              60,975
                                                   ------------        ------------
  TOTAL CURRENT LIABILITIES                           5,144,677           3,725,549
                                                   ============        ============

Long Term Liabilities
Financial Obligations                                 1,178,631           1,100,959
Due to Parent Company                                   813,579             773,823
Deferred Revenues                                       501,306             402,022
Other Long Term Liabilities                           1,501,529             746,609
                                                   ------------        ------------
                                                      9,139,722           6,748,962
  TOTAL LIABILITIES                                ============        ============


Stockholders' Equity
Common Stock                                              7,576               7,187
Preferred Stock                                              --                  --
Additional Paid In Capital                           17,237,469           5,818,773
Retained Earnings                                    (2,017,693)         (3,584,470)
Accumulated Translation Adjustment                           --                  --
  Total Stockholders' Equity                         15,227,352           2,241,490
                                                   ------------        ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY         $ 24,367,074        $  8,990,452
                                                   ============        ============

                         GLOBAL DATATEL AND SUBSIDIARIES
                          CONSOLIDATED INCOME STATEMENT
                                    UNAUDITED


                                                            AS OF MARCH 31,

                                                        1999               1998

Revenues                                            $ 6,502,012        $ 5,110,716

Cost of Sales:
  Cost of goods sold                                  4,031,247          2,977,304
  Other Costs of Sales                                  812,000            743,961
                                                    -----------        -----------
                                                      4,843,247          3,721,265
                                                    -----------        -----------
    Gross Profit                                      1,658,765          1,389,461


Operating Expenses:
Personnel                                               294,000            371,706
Marketing & Promotion, Travel & Entertainment
Communications                                          125,000                 --
Occupancy                                               126,611            174,781
Professional Fees                                        74,605             72,105
Provision for Doubtful Accounts
Depreciation & Amortization                              13,408             75,682
Other Expenses                                           85,380            151,174
                                                    -----------        -----------
Total Operating Expenses                                719,004            845,448

Other Income/(Expense):
Interest Income                                          93,658             35,226
Interest Expense                                       (144,676)          (155,968)
Other                                                   (35,067)            48,017
                                                    -----------        -----------
TOTAL OTHER INCOME/EXPENSES                             (86,085)           (72,725)

Income Before Income Taxes                              853,676            471,278

Provision for Income Taxes                              240,000             53,235
                                                    -----------        -----------
Income Before Effects of
Discontinued Operations                                 613,678            418,043

Discontinued Operations
                                                    -----------        -----------
Net Income (Loss)                                       613,676            418,043

Other comprehensive Income:
Foreign currency translation, net of taxes                8,039             (7,596)
Comprehensive Income (Loss)                         $   621,715        $   410,447
                                                    ===========        ===========

Earnings (Loss per share (Note)

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.

In December, 1998, the Company retained as auditors, Infante, Lago & Company, as this firm is familiar with dealing with Latin American companies. Prior thereto, the Company's auditors were Schvaneveldt & Company. The change was not due to any disagreement in accounting principles or practices followed by the Company.


Item 15.  Financial Statements and Exhibits.

FINANCIAL STATEMENTS:

Consolidated Financial Statements of Global DataTel, Inc. and its
Subsidiaries:

               Accountant's report of Infante, Lago & Company May 10, 1999

               Consolidated Balance Sheets as of December 31, 1998 and 1997

               Consolidated Statements of Operations for the year ended December 31, 1998 and nine months ended December 31, 1997

               Consolidated Statements of Shareholder's Equity for the year ended December 31, 1998 and nine months ended December 31, 1997

               Consolidated Statements of Cash Flows for the year ended December 31, 1998 and nine months ended December 31, 1997

               Notes to Financial Statements



EXHIBITS:

               3.1 Articles of Incorporation of Gold Coast Resources, Inc. a Nevada corporation

               3.2 Amendment to Articles of Incorporation

               3.3 Amendment to Articles of Incorporation

               3.4 By-Laws

               10.1 Employment Agreement with Richard Baker

               10.2 Employment Agreement with  Antonio Serrato

               10.3 Employment Agreement with Rafael Delgado

               10.4 Employment Agreement with Mario Habib

               16.1 Letter of Schvaneveldt and Company re Change in Certifying Accountant




               27.  FINANCIAL DATA SCHEDULE

                          (attached)




                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant:         GLOBAL DATATEL, INC.

Date:               July 22, 1999

By:                 /s/ Richard Baker
                    ----------------------------------
                        Richard Baker, President & CEO

                              GLOBAL DATATEL, INC.
                                     AND ITS
                                  SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

                                 C O N T E N T S


Accountants' Report ...................................................        2

Consolidated Balance Sheets ...........................................        3

Consolidated Statements of Operations .................................        4

Consolidated Statements of Stockholders' Equity .......................        5

Consolidated Statements of Cash Flows .................................        6

Notes to the Consolidated Financial Statements ........................   7 - 16

                               [I L C LETTERHEAD]

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Global DataTel and its Subsidiaries

We have audited the accompanying consolidated balance sheet of Global DataTel, Inc. and its Subsidiaries (the "Company") as of December 31, 1998, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit. The consolidated financial statements of Global DataTel, Inc. and its Subsidiaries (Formerly Gold Coast Resources, Inc.) as of December 31, 1997 were audited by other auditors whose report dated June 8, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global DataTel, Inc. and its Subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ Infante, Lago & Company

---------------------------
Infante, Lago & Company

May 10, 1999

                    GLOBAL DATATEL, INC. AND ITS SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                         FOR THE YEAR ENDED DECEMBER 31,

                                    ASSETS
                                                                                           1998                1997
                                                                                        ------------        -------------
CURRENT ASSETS:
  Cash                                                                                  $    101,743         $         --
  Accounts receivable, net of allowance for doubtful accounts of $389,880                  2,720,363                   --
  Due from stockholders                                                                      572,040                   --
  Inventories                                                                              1,152,746                   --
  Other current assets                                                                       117,292              134,649
                                                                                        ------------         ------------
          TOTAL CURRENT ASSETS                                                             4,664,184              134,649
                                                                                        ------------         ------------

PROPERTY,PLANT, AND EQUIPMENT,NET                                                            479,970                7,331

OTHER ASSETS:

  Goodwill, net                                                                           10,918,780                   --
  Convertible debenture                                                                    3,350,000                   --
  Other assets                                                                               923,082            2,427,495
                                                                                        ------------         ------------
          TOTAL OTHER ASSETS                                                              15,191,862            2,427,495
                                                                                        ------------         ------------
               TOTAL ASSETS                                                             $ 20,336,016         $  2,569,475
                                                                                        ============         ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                                                      $  2,597,599         $     27,101
  Short term borrowings, banks                                                             1,175,146                   --
  Deferred revenues                                                                          409,081                   --
  Other accrued liabilities                                                                  751,026                8,992
  Notes payable to shareholders                                                            1,021,667                   --
                                                                                        ------------         ------------
          TOTAL CURRENT LIABILITIES                                                        5,954,519               36,093
                                                                                        ------------         ------------
MORTGAGE PAYABLE - BANK                                                                       97,159              104,533
DEFERRED BARTER CREDITS                                                                           --              123,900
STOCKHOLDERS' EQUITY:

Preferred stock 25,000,000 shares authorized, par
  value $.001, 105,000 and 450,000 shares issued as of December 31, 1998 and 1997,
  respectively                                                                                   105                4,500

Common stock, 50,000,000 shares authorized, par value $.001,
  9,180,123 and 7,162 shares issued and outstanding as of December
  31, 1998 and 1997, respectively                                                              9,180                    7

Paid in capital                                                                           17,781,557            5,821,448
Accumulated deficit                                                                       (3,835,090)          (3,521,006)
Foreign currency translation adjustment                                                      328,586                   --
                                                                                        ------------         ------------
          TOTAL STOCKHOLDERS' EQUITY                                                      14,284,338            2,304,949
                                                                                        ------------         ------------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                    $ 20,336,016         $  2,569,475
                                                                                        ============         ============


    The accompanying notes are an integral part of these financial statements

                    GLOBAL DATATEL, INC. AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    FOR THE YEAR ENDED DECEMBER 31, 1998 AND
                     THE NINE MONTHS ENDED DECEMBER 31, 1997


                                                                      1998                 1997
Net Sales                                                         $ 1,937,578         $    14,973
Costs of goods sold                                                 1,032,350                  --
                                                                  -----------         -----------
  Gross profit                                                        905,228              14,973
                                                                  -----------         -----------
Selling, general, and administrative expenses                         731,860             188,376
Payroll and related expenses                                        1,450,160                  --
Interest expense                                                       45,047                  --
Other (income) expense                                               (141,140)          1,908,263
                                                                  -----------         -----------
  Total expenses                                                    2,085,927           2,096,639
                                                                  -----------         -----------
Loss before provision for income taxes                             (1,180,699)         (2,081,666)
Provision for income taxes                                            503,725                  --
                                                                  -----------         -----------
Loss from continuing operations before extraordinary items         (1,684,424)         (2,081,666)
                                                                  -----------         -----------
    Discontinued operations:

      Loss from operations from subsidiary sold                      (629,473)                 --
      Gain on sale of subsidiary                                    1,999,813                  --
                                                                  -----------         -----------
Income from extraordinary items                                     1,370,340                  --
                                                                  -----------         -----------
Net Loss                                                             (314,084)         (2,081,666)
Other comprehensive income:
   Foreign currency translation                                        18,569                  --
                                                                  -----------         -----------
Comprehensive Loss                                                $  (295,515)        $(2,081,666)
                                                                  ===========         ===========

Comprehensive loss per share
  Loss per share from continuing operations                       $     (0.22)        $     (0.82)
  Income per share from extraordinary items                              0.18                  --
                                                                  -----------         -----------
  Net loss per share                                              $     (0.04)        $     (0.82)
                                                                  ===========         ===========
Weighted average shares outstanding                                 7,586,815           2,533,238
                                                                  ===========         ===========


   The accompanying notes are an integral part of these financial statements

                       GLOBAL DATATEL AND ITS SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    FOR THE YEAR ENDED DECEMBER 31, 1998 AND
                     THE NINE MONTHS ENDED DECEMBER 31, 1997


                                                                        Common Stock                         Preferred Stock
                                                                    -----------------------             -------------------------
                       Balances                                     Shares           Amount             Share              Amount
                       --------                                     ------           ------             -----              ------
Balance March 31, 1997                                             5,787         $          6               --         $         --
Shares issued for service                                            125                   --               --                   --
Shares issued for investment                                       1,250                    1               --                   --
Class A Preferred Shares issued for Condor Insurance                  --                   --          500,000                  500
Class B Preferred Shares issued for 800 Biostasis, inc                --                   --        1,000,000                1,000
Class C Preferred Shares issued for Shoulder Shade                    --                   --        1,000,000                1,000
Class D Preferred Shares issued for Secure Bind, Inc.                 --                   --        1,000,000                1,000
Class F Preferred Shares issued for 80% of the                        --                   --               --                   --
    Travel Agents Hotel Guide, Inc.                                   --                   --        1,000,000                1,000
Net Loss for the period                                               --                   --               --                   --
                                                              ----------         ------------       ----------         ------------
Balance December 31, 1997                                          7,162         $          7        4,500,000         $      4,500
Rescinded Preferred                                                   --                   --       (4,500,000)              (4,500)
Shares issued for services                                     1,198,500                1,199               --                   --
Shares  issued for cash                                        2,870,000                2,870               --                   --
Shares tendered by stockholders                               (3,518,525)              (3,519)              --                   --
Shares issued to purchase subsidiaries                         8,622,986                8,623          105,000                  105
Foreign currency translation                                          --                   --               --                   --
Net Loss for the period                                               --                   --               --                   --
                                                              ----------         ------------       ----------         ------------
                                                               9,180,123         $      9,180          105,000         $        105
                                                              ==========         ============       ==========         ============

                                                                                                     Foreign
                                                             Additional                              Currency
                                                               Paid-in         Accumulated         Translation
                       Balances                               Capital            Deficit           Adjustments            Total
                       --------                               -------            -------           -----------            -----
Balance March 31, 1997                                      $  3,207,203      $ (1,439,340)        $         --        $  1,767,869
Shares issued for service                                             50                --                   --                  50
Shares issued for investment                                         494                --                   --                 495
Class A Preferred Shares issued for Condor Insurance                  --                --                   --                 500
Class B Preferred Shares issued for 800 Biostasis, inc           271,895                --                   --             272,895
Class C Preferred Shares issued for Shoulder Shade                    --                --                   --               1,000
Class D Preferred Shares issued for Secure Bind, Inc.                 --                --                   --               1,000
Class F Preferred Shares issued for 80% of the                        --                --                   --                  --
    Travel Agents Hotel Guide, Inc.                            2,341,806                --                   --           2,342,806
Net Loss for the period                                               --        (2,081,666)                  --          (2,081,666)
                                                            ------------      ------------         ------------        ------------
Balance December 31,1997                                    $  5,821,448      $ (3,521,006)        $         --        $  2,304,949

Rescinded Preferred                                             (271,895)               --                   --            (276,395)
Shares issued for services                                       198,001                --                   --             199,200
Shares  issued for cash                                          571,130                --                   --             574,000
Shares tendered by stockholders                                    3,519                --                   --                  --
Shares issued to purchase subsidiaries                        11,459,354                --                   --          11,468,082
Foreign currency translation                                          --                --              328,586             328,586
Net Loss for the period                                               --          (314,084)                  --            (314,084)
                                                            ------------      ------------         ------------        ------------
                                                            $ 17,781,557      $ (3,835,090)        $    328,586        $ 14,284,338
                                                            ============      ============         ============        ============


The accompanying notes are an integral part of these financial statements.

                       GLOBAL DATATEL AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    FOR THE YEAR ENDED DECEMBER 31, 1998 AND
                     THE NINE MONTHS ENDED DECEMBER 31, 1997


                                                                                                  1998                      1997
                                                                                            -------------              -------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Loss                                                                                 $   (314,084)              $ (2,081,666)
Adjustment to reconcile net loss
  to net cash (used) provided by operations

   Loss on impaired assets and sales of assets                                                    13,547                         --
   Loss on sale of land                                                                               --                  1,619,888
   Other  losses, net                                                                                 --                    288,425
   Loss from operations from subsidiary sold                                                     629,473                         --
   Gain on sale of division                                                                   (1,999,813)                        --
   Depreciation and amortization                                                                 287,023                    120,885
   Provision for bad debt expense                                                                389,880                         --
   Deferred barter credits                                                                      (123,900)                        --
Changes in assets and liabilities
    Increase in accounts receivable and due from shareholders                                 (3,682,283)                        --
    Increase in inventories                                                                   (1,152,746)                        --
    Decrease in other assets and deferred costs                                                1,521,770                         --
    Increase in prepaid expenses                                                                      --                    (10,749)
    Increase in accounts payable                                                               2,570,498                     27,101
    Increase in accrued expenses                                                                 742,034                    (35,175)
    Increase in deferred revenues                                                                409,081                         --
    Increase in notes payable to shareholders                                                  1,021,667                         --
                                                                                            ------------               ------------

Net cash (used) provided by operating activities                                                 312,147                    (71,291)
                                                                                            ------------               ------------
CASH FLOWS USED BY INVESTING ACTIVITIES
    Purchase of net assets of acquired companies                                                (301,102)                    (8,216)
                                                                                            ------------               ------------

Net cash used by investing activities                                                           (301,102)                    (8,216)
                                                                                            ------------               ------------


CASH FLOWS FROM FINANCING ACTIVITIES
   Increase in bank overdraft                                                                         --                      6,776
   (Increase) Decrease in mortgages payable, bank                                                 (7,374)                    72,731
   Proceeds from sale of subsidiary                                                            1,370,340                         --
   Convertible debenture received for sale of subsidiary                                      (3,350,000)                        --
   Notes payable assumed in connection with acquisitions                                       1,175,146                         --
   Proceeds from issuance of common stock                                                        574,000                         --
                                                                                            ------------               ------------

Net cash flows (used) provided by financing activities                                          (237,888)                    79,507
                                                                                            ------------               ------------

Increase (decrease) in cash prior to effect
  of exchange rate on cash                                                                      (226,843)                        --
Effect of exchange rate on cash                                                                  328,586                         --
                                                                                            ------------               ------------

Net increase (decrease) in cash                                                                  101,743                         --
Cash at beginning of year                                                                             --                         --
                                                                                            ------------               ------------
Cash at end of year                                                                         $    101,743               $         --
                                                                                            ============               ============

SUPPLEMENTAL INVESTING AND FINANCING NON-CASH TRANSACTIONS
    Property plant and equipment acquired for stock                                         $   (472,107)              $         --
    Rescinded preferred stock                                                                   (276,395)                        --
    Preferred shares issued to purchase subsidiaries                                                 105                  2,618,201
    Common shares issued for services                                                            199,200                        545
    Common shares issued to purchase subsidiaries                                             11,467,977                         --
                                                                                            ------------               ------------
                                                                                            $ 10,918,780               $  2,618,746
                                                                                            ============               ============


   The accompanying notes are an integral part of these financial statements.

                    GLOBAL DATATEL, INC. AND ITS SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

NOTE 1  - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Organization - Global DataTel, Inc. ("the Company") was originally incorporated under the laws of the State of Utah on April 17, 1980 as La Plate Oil and Mining, Inc. On October 1, 1982 the company changed its name to Gold Coast Resources, Inc. ("Gold Coast"). On September 30, 1998 Gold Coast purchased 100% of the outstanding common stock of International Computer Resources ("ICR") (a Florida corporation) and Mantenimiento Electronico de Sistemas Limited ("MES") (a Colombian corporation) in a transaction accounted for as a purchase. ICR and MES were both wholly owned and majority-owned, respectively, by the majority shareholder of the Company. On December 2, 1998 the company changed its name to Global DataTel, Inc. The Company engages primarily in the sale and distribution of medium and high-end computer and software products, including Enterprise Resource Planning (ERP) suites, as well as, providing information technology solutions and support to medium and large business clients. The Company has distribution agreements with International Business Machines ("IBM"), Lotus, Cisco Systems, and JBA.

    On November 30, 1998, the Company purchased three unrelated companies in Colombia, South America, DLR & CIA ("DLR"), Micro Star Ltda. ("Micro"), and CASA Informatica ("Casa"). The companies acquired are also in the business of providing software and hardware solutions to companies in their markets. Previous to the acquisition by ICR and MES, Gold Coast Resources was a development stage company that, through a wholly-owned subsidiary the Travel Agents Hotel Guide, Inc. ("Hotel"), was engaged in the business of developing a hotel guide that was to sell advertising space to the hotel and travel industry. Gold Coast sold Hotel on December 14, 1998.

    The following is summary of the significant policies followed in the preparation of the consolidated financial statements.

    Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

    Cash - For purposes of cash flows the company considers investments of three months or less as cash equivalents. Revenues from services are recognized as the services are performed. Revenues from the sales and installation of a hardware package are recognized when the installation is substantially completed and operational.

    Inventories - Inventories are principally composed of finished goods and are stated at the lower of cost or market.

    Accounts Receivable - The Company periodically reviews the adequacy of the allowance for doubtful accounts and maintains the allowance for doubtful accounts at a level which management believes is sufficient to cover potential credit losses.

    Property, Plant and Equipment - Property, plant, and equipment is carried at cost, less accumulated depreciation. Gains or losses from sales or retirements are included in current operations. Maintenance, repairs and renewals of a routine nature are charged to operations. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method which range from five to ten years.

    Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

    Concentration of Credit Risk - Financial instruments that potentially subject the Company to concentration of credit risk consists primarily of accounts receivable and debt securities. Concentration of credit with respect to

                    GLOBAL DATATEL, INC. AND ITS SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE 1  - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          (continued)

    accounts receivable as of December 31, 1998 was limited to an amount due from an agency of the Colombian Government, which represented approximately 22% of the net accounts receivable. Subsequent to year-end this balance was paid. The Company provides for estimated credit losses at time of sale based upon factors surrounding the credit risk of specific customers, historical trends and other information. The investment in debt securities represents 100% of the total category. This investment consists of a convertible debenture in Ameriresources Technologies, Inc, a publicly traded entity. The debenture is personally guaranteed by the majority stockholder of Lexington Sales, Inc.

    Fair Value of Financial Instruments - The carrying amount of cash and short-term borrowings, banks are carried at costs, which based on management's estimates approximates their fair values as of December 31, 1998.

    Income Taxes - The Company and its U.S. subsidiary file a consolidated income tax return. Foreign subsidiaries are not consolidated. The Company has adopted SFAS 109 and this pronouncement caused no material changes on the financial statements. The provision for income taxes is primarily related to the reconciliation of the taxes paid and owed by the foreign subsidiaries in accordance with the taxing rules and regulation promulgated by the Colombian government as of December 31, 1998. Approximately $34,000 of the tax provision included in the accompanying statement of operations relates to ICR, the U.S. subsidiary. The Company has approximately $1,900,000 of net operating loss carryforwards, which are subject to certain restrictions and limitations based on the Company's ownership changes during 1998.

    Translation of Foreign Currency - The Company's Colombian subsidiaries are translated in accordance with Statement of Financial Accounting Standards No. 52 (SFAS No. 52), which requires that foreign currency assets and liabilities be translated using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing during the period. For purposes of SFAS No. 52, the Company considers the Colombian peso to be the functional currency. The effects of unrealized exchange fluctuations on translating foreign currency assets and liabilities into U.S. dollars are accumulated as the cumulative translation adjustment in shareholders' equity. Realized gains and losses from foreign currency transactions are included in the results of operation for the period. Fluctuations arising from intercompany transactions are of long term in nature and are accumulated as cumulative translation adjustments.

    Comprehensive Income - In 1998 the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and displaying of comprehensive income and its components in the Company's consolidated financial statements. Comprehensive income is defined in SFAS No. 130 as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The primary difference from net income as reported is the change in cumulative foreign currency translation adjustment.

NOTE 2 - BUSINESS ACQUISITIONS

    All acquisitions have been accounted for under the purchase method. The results of operations of the acquired businesses are included in the consolidated financial statements from the dates of acquisition. In all of the acquisitions, 100% of the acquired companies were purchased.

    On September 30, 1998 the Company purchased, in a stock transaction, ICR and MES. On November 30, 1998 the company purchased three Colombian companies, DLR, Casa, and Micro.

    The Company acquired all of the stock of ICR for 105,000 shares of convertible preferred stock valued at $0.001 per share and 4,243,843 shares of common stock valued at $2.00 per share. The net assets acquired and liabilities assumed approximated $90,000 and $190,000, respectively. The purchase resulted in goodwill of approximately $8,600,000. The subsidiary of ICR, eHOLA.com, an Internet service provider, is expected to generate the future realizable income necessary to justify the resulting goodwill in this transaction. The acquisition was recorded using a discounted price per share due to the low volume of trading of the Company's common stock during the period of the acquisition.

                    GLOBAL DATATEL, INC. AND ITS SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 2 - BUSINESS ACQUISITIONS (CONTINUED)

    The Company acquired MES for 357,143 common stock shares of the Company, valued at $2.00 per share. The net assets acquired and liabilities assumed approximated $1,181,000 and $913,000, respectively. The purchase resulted in goodwill of approximately $475,000.

    The Company acquired DLR for $300,000 ($100,000 due at closing and five monthly installments of $40,000 thereafter, as defined) in cash, and 60,000 shares of the Company's common stock, valued at $3.00 per share. The net assets acquired and liabilities assumed approximated $1,536,000 and $1,732,000, respectively. The acquisition resulted in goodwill of approximately $502,000.

    The Company acquired Casa for $840,000 ($93,333 at closing and eight monthly installments of $93,333 thereafter, as defined) in cash, and 392,000 shares of the Company's common stock, valued at $3.00 per share. The net assets acquired and liabilities assumed approximated $3,527,000 and $1,786,000, respectively. The acquisition resulted in goodwill of $808,000.

    The Company acquired Micro for $150,000, payable in six consecutive monthly payments from the date of closing, and 70,000 shares of the Company's common stock, valued at $3.00 per share. The net assets acquired and liabilities assumed approximated $926,000 and $748,000, respectively. The purchase resulted in goodwill of $537,000.

    The Company issued non-interest-bearing promissory notes to the shareholders of DLR, Casa and Micro for the unpaid cash portion of the consideration for the acquisitions. The terms of the notes for the individual companies acquired are as presented in the preceding paragraphs and the amount due is reflected as notes payable to stockholders in the accompanying consolidated balance sheet as of December 31, 1998. As discussed in Note 15, the Company is currently attempting to raise capital in connection with a proposed public offering. The realization of a major portion of the assets in the accompanying balance sheet as of December 31, 1998 is dependent upon continued operations of the Company, and their ability to raise additional capital. Management believes that actions presently taken to revise the Company's operating and financial requirements will provide the opportunity for the Company to continue as a going concern.

    The following unaudited pro forma consolidated results of operations are presented as if ICR, MES, DLR, Casa, and Micro Star acquisitions had been made as of January 1, 1998. The unaudited consolidated pro forma information is not necessarily indicative of the combined results that would have occurred had the acquisitions occurred on those dates, nor is it indicative of the results that may occur in the future.

YEAR ENDED DECEMBER 31,  (unaudited)                               1998
Net sales                                                      $21,778,692
Net earnings (loss)*                                               480,117
                                                               -----------
Net earnings (loss) per share
Basic                                                          $     0.063

*  Exclusive of extraordinary items

                    GLOBAL DATATEL, INC. AND ITS SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

    The Company's property, plant, and equipment consist of the following:

YEARS ENDED DECEMBER 31,                                1998             1997
------------------------                                ----             ----
Land                                                  $ 73,807          $     --
Buildings                                              181,643                --
Office equipment                                       188,608             8,216
EDP equipment                                          387,859                --
                                                      --------          --------
  Total property, plant, and equipment                $831,917          $  8,216
   Less: accumulated depreciation                      351,947               885
                                                      --------          --------
Property, Plant and Equipment net                     $479,970          $  7,331


    Depreciation expense for the year ended December 31, 1998 and 1997 was $142,945 and $169, respectively. For the year 1998, depreciation included the period from dates of acquisition to the end of the year (see Note 2 acquisitions).

    During 1997, Gold Coast exchanged 165,876 shares of Synfuels Technology, Inc. and assumed two short-term notes amounting to $1,848,348 for 17.2 acres in Henderson, Nevada. The management of Gold Coast believed that the over-the-counter trading value would not be representative of the fair value of large blocks of shares. Since the predecessor costs was determined by a non-cash transaction and the acquisition by Gold Coast is in part a non-cash transaction Gold Coast valued Synfuels Technology, Inc., shares at $10.00 per share or $1,658,960. The value of the land used by Gold Coast is $3,507,732. An appraisal of 2.2 acres of the property dated February 21, 1997, was $225,000 per acre. Gold Coast feels this is representative of the entire 17.2 acres or a fair market value of $3,870,000. On April 19, 1997 the note of $1,673,348 became due, and on June 7, 1997 the note of $175,000 became due. Gold Coast was unable to meet the payments for the notes and the accrued interest and property taxes associated with the note. In an attempt to recover something from its investment in the land, Gold Coast sold the property for the face amount of the notes payable and $25,000 contingency due from the buyer, which was promised upon his ability to make arrangements with the note holders to extend the payment date. The buyer failed in his attempt to negotiate any extension and the note holder repossessed the property. The loss from the sale of the land approximating $1,620,000 is included in other expense in the accompanying statements of operations for the nine months ended December 31, 1997.

NOTE 4 - GOODWILL

    Goodwill, which represents the excess of acquisition costs over the net assets acquired in the business combinations, is amortized on the straight-line method over 20 years (See Note 2). The carrying amount of goodwill is reviewed annually using estimated undiscounted cash flows for the businesses acquired over the remaining amortization periods. Amortization expense charged to operations amounted to approximately $144,000 in 1998.

                    GLOBAL DATATEL, INC. AND ITS SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 5 - OTHER ASSETS

    Other assets as of December 31, 1998 and December 31, 1997 were as follows:

YEARS ENDED DECEMBER 31,                             1998                1997
------------------------                             ----                ----
Travel Agents Hotel Guide                        $       --           $2,280,000
Taxes withheld at source                            129,547                   --
Advances to representatives                         158,034                   --
Deposits and advances                               331,879                   --
Deferred charges                                     28,767                   --
Other receivables                                    22,584                   --
Various                                              77,173                   --
Other                                               175,098              141,980
                                                 ----------           ----------
                                                 $  923,082           $2,427,495



NOTE 6 - SHORT TERM BORROWINGS, BANKS

    The Colombian subsidiaries obtain short-term financing from banks and financing companies. Interest on such obligations range between 34% and 44% annually and is determined by the financing source subsequent to the availability of funds. Most of these obligations are personally guaranteed by officers of the companies and the balance owed as of December 31, 1998 approximated $1,132,000.

    ICR has available a $100,000 line of credit, at 10% interest, personally guaranteed by the majority stockholder of the company, for working capital purposes. As of December 31, 1998, the balance owed on this line of credit was approximately $43,000.

    The Colombian subsidiaries have credit facilities from IBM for the purchase of computer equipment which are guaranteed by certain shareholders and officers of the Colombian subsidiaries. The credit facilities at December 31, 1998 approximated $1,200,000 for Casa, $600,000 for DLR, and $150,000
    for Micro.

NOTE 7 - DEFERRED REVENUES

    Deferred revenues are comprised mainly of customer deposits on orders. The nature of the Colombian operations requires a delay between the time that an order is placed and the completion of the contract. Consequently, the Company requests deposits on such arrangements.

NOTE 8 - MORTGAGE PAYABLE - BANK

    On March 14, 1996, DLR obtained a mortgage note from a bank for the purchase of their office facility in Bogota, Colombia. The mortgage expires on March, 2012 and was for an initial principal balance of approximately $99,400. The mortgage agreement allows for an increase in the outstanding principal balance due to monetary adjustments as mandated by the Colombian Central Bank, therefor, management of the Company can not reasonably determine minimum future payments. Although payments are due currently, the entire balance has been classified as long-term because management cannot determine, at this time, the amount that is due and payable in the current year.

                    GLOBAL DATATEL, INC. AND ITS SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 9 - COMMITMENTS AND CONTINGENCIES

    On January 1, 1997, a subsidiary of the Company entered into a two-year lease with an indefinite renewal option for office facilities in Bogota, Colombia. The lease calls for an approximate negotiable increase of 18% at renewal. The lease can be canceled by either party without prior notification.

    On December 9, 1996, a subsidiary of the Company entered into a one-year lease for office facilities in Medellin, Colombia. The lease is personally guaranteed by one of the officers of the Company and a bond for approximately 50% of the annual lease was submitted to the lessor. The lease can be terminated by either party without prior notification and calls for negotiated annual increases.

    On August 16, 1997, a subsidiary of the Company entered into a one-year lease with an indefinite renewal option for office space in Cali, Colombia. The lease is personally guaranteed by an officer of the Company. The lease calls for negotiated annual increases and can be canceled by non-fulfillment of the lease terms.

    On May 4, 1998, a subsidiary of the Company entered into a six-month agreement to rent office space in Medellin, Colombia. The lease calls for an indefinite renewal with annual increases to be tied to the legal inflation rate. The lease may be canceled upon non-fulfillment of the lease terms with three months prior notification.

    On March 1, 1993, a subsidiary of the Company entered into a lease agreement expiring in April 2000 to rent office space in Bogota, Colombia. The lease calls for an indefinite renewable option.

    On January 1, 1999, a subsidiary of the Company entered into a three-year lease for office and warehouse space in Delray Beach, Florida. The lease is renewable for another three years with annual increases of 5%.

    As of December 31, 1998, the minimum lease obligation for those leases that management can determine to have a minimum obligation is as follows:


YEAR                      1999             2000           2001           Total
----                      ----             ----           ----           -----
Minimum
Lease Obligation        $ 66,396        $ 48,396        $ 44,796        $159,588


    In 1998, during the ordinary course of business, Gold Coast has incurred expenses. Since its working capital has been limited, obligations and commitments have gone unfulfilled. The operating subsidiary, Hotel, committed to produce a hotel guide and received compensation for advertising for that publication. The guide has not yet been published. The stock of Hotel was sold during 1998, and management believes that any obligations owed should be satisfied by the new owners.

NOTE 10 - CAPITAL STRUCTURE

    At December 31, 1998 the Company has only one class of common stock outstanding and a series A convertible preferred stock. The series A convertible preferred has a liquidating value of no less than $35,000,000 and has preference over all other stock in a liquidation. The conversion value is based on the liquidating value and a maximum share price of 111 shares of common stock for one share of preferred stock. There are no arrearages in preferred dividends.

    During 1998, Gold Coast issued 1,198,500 shares of its common stock to officers, directors, employees and others for services rendered. The shares were valued at $0.10 per share. During 1998, Gold Coast issued 2,870,000 shares of its common stock for cash at $0.10 per share pursuant to rule 504 of Regulation D. During 1998, Gold Coast issued 3,500,000 shares of its common stock to an officer/director/major shareholder for his

                    GLOBAL DATATEL, INC. AND ITS SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

NOTE 10 - CAPITAL STRUCTURE (CONTINUED)

    minority interest in the Travel Agent's Hotel Guide, Inc. The shares were valued at $0.10. During 1998, Gold Coast rescinded all preferred stock transactions. The shares were canceled and the subsidiaries were disposed of. On August 18, 1998 Gold Coast approved a 1 for 200 reverse split of its common stock. On December 3, 1998 Gold Coast approved a 1 for 2 reverse split of its common stock. All stock transactions have been restated to reflect these reverse splits.

    During 1997, Gold Coast acquired 135,751 free trading shares of Synfuels Technology, Inc. by issuing 1,585,040 shares of its restricted common stock pursuant to rule 144. An additional 30,125 shares were acquired by issuing 500,000 shares of its common stock pursuant to Regulation D exemption. These shares were exchanged for 17.2 acres of land in Henderson, Nevada. This land was subsequently lost through repossession. Gold Coast's former President is also an officer of Synfuels Technology, Inc.

    Former Officers and Directors of Gold Coast were issued 3,500,000 shares of stock in exchange for their minority interest in Hotel.

    During the period ending Dec. 31, 1997, Gold Coast issued Preferred shares of various classes to acquire five subsidiaries:

            500,000 Preferred class A to acquire 500,000 shares of Condor Insurance Limited, of Basseterre, St. Kitts, West Indies

            1,000,000 Preferred class B to acquire 80% of Biostasis Corp.

            1,000,000 Preferred class C to acquire 100% of Shoulder Shade, Inc.

            1,000,000 Preferred class D to acquire 100% of Secure Bind, Inc.

            1,000,000 Preferred class F to acquire the Travel Agents Hotel Guide, Inc.

    Gold Coast issued 1,000,000 Class F Preferred shares for 80% of the outstanding shares Hotel. The Class F shares are redeemable for common stock based on the performance guidelines established by the exchange agreement of October 7, 1997. The Agreement specifies that for each $15.00 of earnings by Hotel, it may redeem one share of class F preferred for 10 shares of common stock subject to the rules and regulations of Rule 144. In the event that no earnings are produced within a five-year period the preferred shares shall become non-convertible.

    Biostasis Corporation is a Utah corporation with no assets or operations at December 31, 1997. Biostasis Corporation disposed of its investment assets and the resulting loss of $278,600 is reflected on the consolidated statements of operations for that year. Biostasis Corporation defaulted on its royalty payment for marketing rights for an herbal product known as Dynaway. This asset of $9,775 has also been written off.

    On August 14, 1998, Gold Coast rescinded the mergers of merit with the above subsidiaries and canceled the Preferred shares previously issued to each of these entities.

NOTE 11 - EARNINGS PER SHARE

    In 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings per Share. SFAS No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share, respectively. Unlike the previously reported primary earnings per share, basic earnings per share exclude the dilutive effects of stock options. Diluted earnings per share is similar to the previously reported fully diluted

                    GLOBAL DATATEL, INC. AND ITS SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

NOTE 11 - EARNINGS PER SHARE (CONTINUED)

    earnings per share. Earnings per share amounts for all periods presented have been calculated in accordance with and, where appropriate, restated to conform to the requirements of SFAS No. 128.

    The computation of basic loss per common shares for "Loss from continuing operations" and "Gain per share from discontinued operations" is as follows:

YEARS ENDED DECEMBER 31,                            1998                1997
------------------------                            ----                ----
Loss from continuing operations                 $(1,684,424)        $(2,081,666)
Income from discontinued operations               1,370,340                  --

Weighted average number of common
shares outstanding - Basic                        7,586,815           2,533,238

Net loss per common share - Basic               $    (0.041)        $    (0.820)



    The convertible preferred stock was not included in the computation of diluted earnings per common share for 1998 since it would have resulted in an anti-dilutive effect. Only basic earnings per share are shown since there are no other securities that are convertible to common stock.

NOTE 12 - INDUSTRY SEGMENT AND OPERATIONS BY GEOGRAPHIC AREAS

    The Company operates predominantly in one industry segment, that being computer systems design and sale of hardware. The Company has two geographic groups, the U.S. subsidiary and the Colombian subsidiaries. The geographic distributions of the Company's identifiable assets, operating income and revenues are summarized in the following table.

YEAR ENDED DECEMBER 31,                                                  1998
-----------------------                                                  ----
Revenues from unrelated entities:
  United States                                                    $    400,623
  Colombia                                                            1,536,915
                                                                   ------------
  Total revenues:                                                  $  1,937,538

Operating loss:

  United States                                                    $   (717,261)
  Colombia                                                             (462,938)

                                                                   ------------
  Total operating loss:                                            $ (1,180,699)

Assets:

  United States                                                    $ 15,641,458
  Colombia                                                            6,336,410
                                                                   ------------
  Total identifiable assets                                          21,977,868
  Less: Corporate eliminations                                       (1,641,852)

                                                                   ------------
  Total assets                                                     $ 20,336,016


                    GLOBAL DATATEL, INC. AND ITS SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 12 - INDUSTRY SEGMENT AND OPERATIONS BY GEOGRAPHIC AREAS (continued)


    The Company has only one significant supplier in IBM de Colombia, which accounted for approximately 60% of the total purchases made during 1998.

NOTE 13 - SALE OF SUBSIDIARY

    The Travel Agents Hotel Guide (the "Guide") was a publication being developed by Gold Coast and the former management of the Company for use by travel agents in order to advertise and sell hotel rooms primarily throughout the United States. Gold Coast acquired the publication rights, logo, client lists and business concept from the former president of the Guide by issuing 3,500,000 shares of common stock of Gold Coast.

    On December 14, 1998, the Company sold Hotel for $3,350,000 in the form of a convertible debenture issued by Ameriresources Technologies, Inc., a publicly traded company, and guaranteed by Lexington Sales, Inc. The accompanying statement of operations for the year ended December 31, 1998 reflect as extraordinary items, the loss from operations of approximately $629,000 and the gain on sale of the subsidiary of approximately $2,000,000.

NOTE 14 - RELATED PARTY TRANSACTIONS

    The Company is a member of a group of affiliated entities and, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

NOTE 15 - SUBSEQUENT EVENTS

    In February, 1999, the Company signed a letter of intent with Dirks & Company to act as the Managing Underwriter in connection with a proposed offering of shares of Cumulative Convertible Debentures of the Company. Dirks & Company intends to underwrite, on a firm commitment basis, such number of Debentures which will result in gross proceeds of approximately $50 million. A firm commitment does not guarantee that the underwriter will fund the proposed offering, since their commitment is not known until the twenty day waiting period following the SEC approved registration has been filed. As of this date no registration document relating to this proposed offering has been filed and management cannot determine at this time the eventual outcome of this proposed offering.

    On February 5, 1999 the Company did an offering under Rule 504 of Regulation D for 100,000 shares of its common stock at $3.00 per share. The offering was subscribed to in full by a related party, and the Form D was timely filed with the Securities and Exchange Commission.

    In April 1999, the Company began negotiations to acquire 100% of the shares of stock a computer solutions provider. As of this date, management cannot determine with any degree of certainty whether this acquisition will occur since it is dependent upon the success of the offering referred to previously.

NOTE 16 - STOCK OPTION AGREEMENT

    In April 1999, the Company entered into an option agreement with a consultant, in partial payment of services rendered. The agreement grants 250,000 shares of the Company's common stock, at an exercise price of $5.75 per share. The options are non-dilutive. To date, no options have been exercised.

                    GLOBAL DATATEL, INC. AND ITS SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

NOTE 17 - OPERATING RISKS

    As substantially all of the Company's operations are currently conducted in Colombia, the Company is subject to special consideration and significant risks not typically associated with Companies operating in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in Colombia, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation among other things.

NOTE 18 - IMPACT OF YEAR 2000 - UNAUDITED

    The Company is in the process of evaluating the effect of the year 2000 on its computer systems. The Company believes that the cost of upgrading its systems will not materially affect the operations but will constitute the normal periodic ongoing cost of maintaining and improving its computer system.

    The Company has initiated communications with all of its significant suppliers to determine the extent to which the Company's operations are vulnerable to those third parties failure to remediate their own year 2000 issues. There can be no guarantee that the system of such companies or payors will be timely converted and would not have an adverse impact on the Company. Additionally, general problems such as electric power, water and sewer etc., are beyond the ability of the Company to determine, and would affect most other companies in the geographic area of Colombia.

                                EXHIBITS INDEX
                                --------------



               3.1 Articles of Incorporation of Gold Coast Resources, Inc. a Nevada corporation

               3.2 Amendment to Articles of Incorporation

               3.3 Amendment to Articles of Incorporation

               3.4 By-Laws

               10.1 Employment Agreement with Richard Baker

               10.2 Employment Agreement with  Antonio Serrato

               10.3 Employment Agreement with Rafael Delgado

               10.4 Employment Agreement with Mario Habib

               16.1 Letter of Schvaneveldt and Company re Change in Certifying Accountant


               27.  FINANCIAL DATA SCHEDULE